SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 18, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	May 18, 2007

     TAM and United Airlines Sign Memorandum of
Understanding for Codeshare and Frequent Flyer Programs

Agreement will enable TAM and United customers to connect to new South American and United States destinations and will expand frequent flyer opportunities for customers of both carriers

São Paulo, May 18, 2007 – TAM Linhas Aereas (Bovespa: TAMM4 and NYSE: TAM) and United Airlines (NASDAQ: UAUA), a founding member of the Star Alliance, will sign today a memorandum of understanding to develop an agreement that enables the airlines to offer codeshare flights with each other and expands international destinations and frequent flyer opportunities for customers of both carriers.

The proposed agreement will result in more options for customers traveling between Brazil and the United States. The agreement includes the implementation of codeshare on TAM and United flights, giving customers of United’s Mileage Plus® and TAM’s Fidelidade programs the opportunity to earn and redeem miles to destinations never-before served.

TAM is the market leader in Brazil, serving 49 cities in the country, including all State capitals and the Federal District. Internationally, it serves several countries in Europe and North and South America. United Airlines serves more than 200 destinations worldwide from its hubs in Los Angeles, San Francisco, Denver, Chicago and Washington, D.C.

TAM president Marco Antonio Bologna said that the agreement with United Airlines will complement TAM’s international route network in the United States, providing passengers with access to United’s destinations in the U.S. “United Airlines will also offer TAM flights in the United States to its customers, and provide new connection opportunities from Brazil in Washington and Chicago - important destinations for business travelers,” Bologna commented. “We anticipate that this partnership will result in more traffic and more revenue for TAM.”

“We are very pleased to sign this memorandum of understanding with TAM to expand South American destination options for our customers,” said John Tague, Executive Vice President and Chief Revenue Officer for United Airlines. “TAM is a leading airline in South America with excellent service, and our complementary route networks will deliver many codeshare and frequent flyer benefits to our customers. The agreement will enable us to improve our service to customers while supporting our strategy of international growth.”

Implementation of the memorandum of understanding will require execution of formal agreements and is dependent on a formal approval from the Brazilian and US governments and other integrations that are expected to be in place in late 2007.

-1/2-

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
The company (www.tam.com.br) has been the Brazilian domestic market leader since July 2003, and closed last April with a 50.72% market share. The company flies to 49 destinations throughout Brazil. With the commercial agreements executed with regional companies, it reaches 76 destinations in national territory. TAM’s operations in South America include direct flights to Buenos Aires (Argentina) and Santiago (Chile). Within six months, TAM will start operating daily flights to Caracas, Venezuela. With TAM Mercosur, it also serves Asunción and Ciudad del Este (Paraguay), Cordoba (Argentina), Montevideo (Uruguay) and Santa Cruz de la Sierra and Cochabamba (Bolivia). In April, TAM’s international market share was 69.7% among Brazilian airlines. International operations include long- haul direct flights to the following destinations: New York and Miami (USA), Paris (France), London (England) and Milan (Italy). It also maintains commercial agreements with international companies that allow passengers to fly to a wide variety of destinations worldwide. A pioneer in the launch of a Loyalty Program for airlines in Brazil, TAM currently has 3.8 million members and has awarded more than 4.2 million tickets.

About United Airlines:
United Airlines, the second largest airlines in the world, operates more than 3.720 daily flights, United Express and Ted, to more than 210 destinations from its hubs in Chicago, Washington, Los Angeles, San Francisco and Denver. Present in Asia, Oceania, Europe and Latin America, United is the largest international airline in the US. United is a founding member of the Star Alliance, providing its clients with travel to 855 destinations in 155 countries all over the world. Its 56 thousand employees reside in all US states and other countries. In Brazil, its flies daily from Rio de Janeiro and São Paulo to O’Hare airport in Chicago and Dulles, in Washington D.C.
Press agency contact and other information about the company are on the company’s site in Portuguese (www.united.com.br) and in English (www.united.com).

-2/2-

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.